DUTTON ASSOCIATES
INDEPENDENT RESEARCH
RESEARCH REPORT

Richard R. Wolfe, CFA
rwolfe@DuttonAssociates.com

Index Oil and Gas Inc. April 9, 2007

Symbol (OTCBB)	IXOG
Industry:	Oil, Gas & Energy
Recent Price:	$1.43
52-Week Price Range:	$1.07-$1.76
Target Price (12 Months)	$1.80
Avg. Daily Vol. (3 mo.):	77,500

Fiscal Year Ending: March					
Year		EPS	P/E	REVS	PSR
2005	A	($0.04)	--- x	$0.1	1040.9 x
2006	A	($0.08)	--- x	$0.2	493.0 x
2007	E	($0.02)	--- x	$0.5	187.4 x
2008	E	($0.02)	--- x	$5.1	18.5 x
2009	N/A	---	--- x	---	16.2 x

Balance Sheet Data (mil)	12/31/06
Cash Equivalent:	$12.2
Working Capital:	$11.5
Long-Term Liabilities:	$0.0
Shareholders' Equity:	$14.9

Ownership and Valuation (mil)	
Shares Outstanding:	65.51
Inside Ownership:	N/A
Institutional Ownership:	N/A
Equity Market Value:	$93.7

Current Rating History	
Date Assigned:	4/9/07
Price at Rating:	$1.43
Original Price Target:	$1.80
Time Frame:	12 Months

Note 1: Totals may not add due to rounding.

Initial Report

Rating: Speculative Buy

Basis for Rating

Index Oil and Gas, Inc. ("Index"; "the Company"), of Houston, Texas, is a recently established oil and gas exploration and production company with producing properties in Texas, Louisiana, and Kansas. Dutton Associates estimates indicate substantially higher oil and gas revenues during the Company's fiscal year ending March 31, 2008, followed by substantial growth of discretionary cash flow in subsequent years. The Company has a successful drilling track record and is guided by a carefully crafted operational strategy with a sophisticated risk-management system. Our rating is based on our confidence in the Company's business plan and in the very experienced and highly accomplished management team, coupled with our expectation of strong cash-flow growth and our industry outlook calling for favorable crude-oil and natural-gas product markets. We have set a 12-month price target of $1.80 per share.

Investment Considerations

- **Sales are expected to grow rapidly.** Dutton Associates estimates indicate substantially higher oil and gas revenues during the Company's fiscal year ending March 31, 2008, followed by substantial growth of discretionary cash flow in subsequent years. The Company's business model is scalable and able to accommodate larger capital inputs with correspondingly larger returns in dollar terms.
- **Experienced management team with industry stature.** Index has strong leadership from executives experienced in all sizes of oil and gas companies and in field operations as well as corporate development. Its management team and board of directors has operated at the top levels of the exploration operations of major international oil companies and can lay claim to a record of success in getting new-business startups off the ground.
- **Growing prospect inventory in key U.S. basins.** Index has branched out from an initial, successful purchase of low-risk exploration projects in Kansas to a portfolio of higher-potential Gulf Coast properties and is in the

process of investigating the purchase of acreage plays along the lines of recent industry activity in unconventional crude oil and natural gas exploitation.

- **Favorable energy market outlook**. The global energy market should continue to enjoy favorable prospects in the face of sustained worldwide growth and modest U.S. economic expansion. Supply constraints stemming from OPEC capacity ceilings, challenges that oil companies have encountered in discovering large new hydrocarbon resources, global geopolitical uncertainties and hotspots, and decreasing U.S. natural gas production are also contributing factors in our view that crude oil and natural gas pricing should remain in a range that delivers attractive returns to investors.

The Company

Index Oil and Gas Inc. is an independent oil and gas exploration and production company based in Houston, Texas. Founded in 2003 in the United Kingdom with a corporate focus on North American producing basins, Index now has producing properties in Kansas, Texas, and Louisiana. Management's strategic orientation stems from a combination of factors that make the U.S. oil and gas sector attractive for investment. There has been a steady withdrawal from onshore domestic operations on the part of the major international oil companies; rising prices for crude oil and natural gas have improved the economics of exploiting smaller U.S. fields; the highly developed U.S. pipeline and processing infrastructure lowers the entry barrier for small, development-stage E&P companies; and new technologies for enhanced recovery and production are making it economically feasible to re-enter older fields. The plan is to position Index for independent oil and gas exploration by taking material ownership interests in prospects that are in the early stages of development, then plow back cash-flow into larger projects and ownership interests. To mitigate its initial risk exposure, the Company's first investments went toward shallow oil-producing properties in Kansas with slow decline rates, low dry-hole costs and high drilling success rates. More recently, Index has taken working interests in several Gulf Coast projects targeting deeper structures associated with larger pays, primarily of natural gas. Index is targeting conventional oil and gas prospects in mature, proven areas. The Company focuses on deeper and infill drilling and well as those prospects defined by recent 3D seismic data that were previously not seen with older 2D seismic data.

The Company's acquisitions of oil and gas interests have to date been conducted by means of partnering and joint venture arrangements with established U.S. E&P operators and geoscience specialty firms. These arrangements have enabled Index to join in several active drilling programs and to gain access to seismic data on a large scale. Index does not currently operate any of its properties.

Oil production during the three months ended December 31, 2006 was 2,180 barrels compared to 871 barrels in the same quarter of the prior year. Natural gas production was 1,345 Mcf during the quarter (no prior-year production). Production during the nine months ended December 31, 2006 was 5,137 BOE compared to 2,655 BOE during the same nine-month period of the prior year. Annual production has grown strongly since the Company's inception (Table 1).

Table 1. Crude Oil / Condensate and Natural Gas Production Volumes

		9 months ended	12 months ended		
		12/31/2006	3/31/2006	3/31/2005	3/31/2004
Gas production	MMcf	1.94	0	0	0
Oil production	MBO	4.81	3.42	2.07	1.21
Equivalent production	MBOE	5.14	3.42	2.07	1.21

Source: Index Oil and Gas, Inc.

Proved reserves at the end of the Company's 2006 fiscal year were 59,471 equivalent barrels of crude oil (35,401 barrels of crude oil including 12,534 equivalent barrels of natural gas liquids and 144.4 MMcf of natural gas). Approximately 30,518 BOE, or 51.3% of proved reserves, were classified as proved developed. Reserves will be updated by external audit

and reported after the close of the fiscal year (ending March 31, 2007). Based on drilling results during the 2007 fiscal year, Dutton Associates expects a substantial reserve increase to be posted at that time.

Reserve estimates were prepared by Ancell Energy Consulting Inc., independent petroleum engineers (Houston). Estimates are for proved developed producing, proved developed non-producing, and proved undeveloped reserves, not including any probable or possible reserves, which may exist for these properties. No value has been attributed for interests in undeveloped acreage beyond those tracts for which undeveloped reserves have been estimated. Shut-in wells currently not capable of production are excluded from the producing-well information. It should be noted that reserve engineering is a subjective process of estimating underground accumulations of oil and gas. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Estimates of different engineers may vary. Results of drilling, testing and production subsequent to the date of an estimate may justify revising the original estimate. Changes in oil and gas price levels can also affect the status of reserves.

Table 2. Detail of Proved Reserves and Well Count (March 31, 2006)

	Kansas (Seward Leases)	**Louisiana** (Walker No. 1)	**South Texas** (Vieman No. 1)	**Total**
In MBOE:				
Proved reserves at year end				
Developed	18.436	12.082	-	30.518
Undeveloped	5.400	-	23.553	28.953
Total	23.836	12.082	23.553	59.471
Gross wells	23.0	1.0	1.0	25.0
Net wells	1.150	0.125	0.205	1.480

Source: Index Oil and Gas, Inc.

Table 3. History of Proved Reserves (BOE) (March 31, 2006)

Net proved reserves at March 31, 2003	
Revisions of previous estimates	-
Purchases in place	12,282
Extensions, discoveries and other additions	-
Sales in place	-
Production	(1,213)
Net proved reserves at March 31, 2004	11,069
Revisions of previous estimates	4,832
Purchases in place	-
Extensions, discoveries and other additions	6,758
Sales in place	-
Production	(2,068)
Net proved reserves at March 31, 2005	20,591
Revisions of previous estimates	1,566
Purchases in place	35,635
Extensions, discoveries and other additions	5,060
Sales in place	-
Production	(3,381)
Net proved reserves at March 31, 2006	59,471

Source: Index Oil and Gas, Inc.

Index owns interests in developed and undeveloped oil and gas acreage, generally taking the form of working interests in oil and gas leases or licenses that have varying terms. Table 4 shows the Company's acreage interests as of September 30, 2006. Total mineral-rights acreage was approximately 12,257 gross and 600 net acres, of which 9,642 gross and 309 net

acres were in Kansas, with the remaining approximate 2,615 gross acres and 291 net acres on the Gulf Coast (Texas and Louisiana).

Table 4. Acreage Position (September 30, 2006)

	Developed Acreage		Undeveloped Acreage		Total Acreage	
State	**Gross**	**Net**	**Gross**	**Net**	**Gross**	**Net**
Kansas	2,700	112	6,942	197	9,642	309
Gulf Coast	372	34	2,243	257	2,615	291
Total Acreage	**3,072**	**146**	**9,185**	**454**	**12,257**	**600**

Source: Index Oil and Gas, Inc.

Index's drilling activity, shown in Table 5 for the last three fiscal years ended March 31, has been restricted to development in or near producing fields (or from known pay horizons) and has not involved true exploratory drilling. As of the date of this report, the Company had drilled 12 (gross) wells during its 2007 fiscal year to date (April 1, 2006 to date of this report) of which nine were productive and three were dry holes.

Table 5. Drilling Activity (March 31, 2006)

	2006		2005		2004	
	Gross	**Net**	**Gross**	**Net**	**Gross**	**Net**
Number of wells:						
-- Productive	19	0.75	11	0.55	8	0.40
-- Dry	1	-	-	-	-	-
Total	20	0.75	11	0.55	8	0.40

Source: Index Oil and Gas, Inc.

Figure 1. Properties, Active Prospects, Potential New Projects


Fern Lake Exploration Area
TEXAS
Cason*
West 1
Ilse 1
Vieman
Taffy 1-3
Black Creek Exploration Area
KANSAS
Kansas Assets
*Wells subject to contract
LOUISIANA
Shadyside (LOI)*
MISSISSIPPI
ALABAMA
Lipsmaker Exploration Area
not to scale

Source: Index Oil and Gas, Inc.

Kansas Projects

Index chose to make Kansas the location for its first acquisitions of oil and gas ownership interests based on opportunities for low-risk, low-cost oil exploration and production in the state's Central Kansas Uplift, a region that has been the source of several billion barrels of crude oil over the course of the last 100 years. The Company's entry into Kansas came with its July 2003 acquisition of a 5% working interest in the 8,500-acre "Seward Project" area of mutual interest (AMI) in Stafford County (with associated 16.4 square miles / 10,500 acres of 3-D seismic data). The purchase enabled Index to participate in a drilling program operated originally by Harris Oil and Gas and latterly (since mid-2004) Murfin Drilling Company (Murfin) of Wichita, Kansas. In Stafford County, Murfin is primarily targeting the Lansing-Arbuckle formations at depths of 3,800 to 4,000 feet. The Lansing and Arbuckle, both dating from the Pennsylvanian period in the geologic time scale, have historically been responsible for 57% of Kansas crude oil production. (See Figure 2, below.)

Figure 2. Kansas Oil-Producing Formations


1915-1998
Marmaton 3%
Morrow 3%
All Others 8%
Arbuckle 37%
Cherokee 3%
Simpson 4%
Viola 6%
Mississippian 16%
Lansing-Kansas City 20%

Source: Kansas Geological Survey

As of December 31, 2006, the Seward Project included approximately 3,300 acres and had 19 producing wells, including five completed in the most recent 12 months. Drilling and completion of wells on the Kansas properties generally takes no more than one to two months, and per-well drilling expenditures are typically in the range of $350,000 to $380,000 (gross) and $11,000 to $19,000 net to Index (3.25% – 5.00% working interest). Successful wells in these fields generally produce for more than 25 years and have low operating costs. The Company has booked reserves averaging 940 barrels per well in its Seward Project (based on an independent consulting engineer's estimate for the Company's most recent fiscal year, adjusted for production since March 31, 2006). Production for the nine months ended December 31, 2006 was 63,536 barrels of oil gross, 2,643 barrels net to Index, roughly equal to the same nine-month period of the prior year.

In 2006, Index expanded its Kansas activity by taking a 5% working interest in a 4,879-acre AMI in Barton County, Kansas (the Katy acreage, which was subsequently augmented to 6,360 acres and Index's working interest pro-rated to 3.25%), where the primary target is the Arbuckle formation with Murfin again the operator. More than 10 drillable prospects are attributed to the Katy area, which is being evaluated with the benefit of a new 3-D seismic shoot encompassing approximately 17 square miles (approx. 10,900 acres). Drilling of three wells during the second half of 2006 resulted in two completions and one well declared non-commercial. A fourth well is awaiting regulatory approval (U.S. Army Corps of Engineers), and one to two wells are planned for calendar year 2007 on the Barton County acreage. Murfin has also acquired 3-D seismic coverage on an additional 9.75 square miles surrounding the leased acreage. First production from two wells came in the quarter ended December 31, 2006.

Figure 3. Kansas Geologic Map with Time Scale and Cross Section


Loess and river-valley deposits
Sand dunes
Glacial-drift deposits
Tertiary
Cretaceous
Jurassic
Permian
Pennsylvanian
Mississippian
Silurian-Devonian
Cambrian-Ordovician
Precambrian
Limit of Kansas Glacier (Qt)
A — A' Line of cross section
0 50 100 mi
0 50 100 km
A
A'
BARTON COUNTY
STAFFORD COUNTY
Geologic cross section below I-70

Source: Kansas Geological Survey

Figure 4. Seward Project and Vicinity, Stafford County, Kansas
Showing Extent of Historical Oil and Gas Drilling Activity


Legend
Unknown
CBM
TA
SWD
Other
Oil
Oil&Gas
Location
Injection
Gas
EOR
County Boundary
Stafford
Copyright (c) 2002 KGS
0
1.2 mi

Source: Kansas Geological Survey

Figure 5. Barton County, Kansas. Index Oil & Gas Recent Drilling Locations Showing Extent of Historical Oil and Gas Drilling Activity



Legend
Unknown
CBM
TA
SWD
Other
Oil
Oil&Gas
Location
Injection
Gas
EOR
County Boundary
PARRISH
FRANSEN
WEARNE
GREAT BEND SOUTHEAST
SUNNY VALLEY NORTHEAST
TONKIN
CHASE-SILICA
BEND
Barton
SUNNY VALLEY EAST
SUNNY VALLEY
WORKMAN NORTHWEST
SUNNY VALLEY SOUTHWEST
BATCHMAN SOUTHWEST
VOIGHT SOUTHEAST
BATCHMAN
ROLLING GREEN EAST
Copyright (c) 2002 KGS
0
1.3mi
AFE'd, Yet to Drill
Completed, producing
Drilled, Non-Commercial

Source: Kansas Geological Survey

Gulf Coast Projects

The Company's Gulf Coast operations represent a second, more ambitious phase in the corporate strategic plan, in which the oil and gas resources being targeted are far larger, usually found at greater depths (implying substantially greater drilling costs), and have the potential to throw off cash flow at a much faster rate than the Kansas drilling programs. The Company is also taking larger ownership shares in its Gulf Coast properties, increasing the revenue potential and the at-risk resources.

The basis for Index's entry into larger-scale Gulf Coast projects has been the Company's success with its Kansas programs. Management has been able to demonstrate positive cash flow from Kansas operations on a direct-cost basis, which has made it possible to assemble the necessary capital to expand operations and enter a new, higher-potential theater of operations.

Index's strategic plan has, from the Company's founding, provided for a progression from low-risk, entry-level operations to higher-potential projects requiring substantially greater capital. The move into the Gulf Coast, begun in the later months of 2005 and continuing throughout 2006, signifies that the original corporate strategy is being pursued with consistency and success.

We have classified the Company's operating commitments in the Gulf Coast region into six major projects. In addition, management is continuously in the process of reviewing new project opportunities and presently has at least six future opportunities under review.

Of the present operating commitments, one, the Walker 1 well in Louisiana, was completed earlier this year and is in production. The remaining projects, in Texas and Louisiana, are in various stages of progress, as outlined in Table 6 (shown well by well, for a present firm commitment of eleven wells).

Table 6. Drilling Schedule: Gulf Coast Projects

Well Name	Company	County	Lease Name	WI	NRI	Well Status	Contract Status	Farmout Status
Rogers Unit 1-1	Murfin	Barton	Katy	3.25%	2.64%	Producing	Firm	Complete
Schartz 1-18	Murfin	Barton	Katy	3.25%	2.64%	Producing	Firm	Complete
Pan-John Unit 1-11	Murfin	Barton	Katy	3.25%	2.64%	Dry Hole	Firm	Complete
Hay-Witt Unit 1-11	Murfin	Seward	Seward	5.00%	4.16%	Producing	Firm	Complete
Hayden 1-14	Murfin	Seward	Seward	5.00%	4.16%	Producing	Firm	Complete
Hull-Witt Unit 1-11	Murfin	Seward	Seward	5.00%	4.16%	Dry Hole	Firm	Complete
Vieman 1	Crawford	Brazoria	Vieman	19.50%	14.63%	Testing into local grid	Firm	Complete
Ruse 1	Crawford	Matagorda	Taffy	30.00%	22.50%	Dry Hole	Firm	Complete
Hawkins 1	Crawford	Matagorda	Taffy	12.50%	9.37%	Completing	Firm	Complete
Ilse 1	Mueller	Wharton	New Taiton	8.00%	6.00%	Drilling	Firm	Complete
Freidrich Gas Unit 1	Wandoo	Victoria	Serrano	37.50%	28.10%	To Be Drilled	Firm	Complete
Schroeder Gas Unit 1	Wandoo	Goliad	Habanero	37.50%	28.10%	To Be Drilled	Firm	Complete
Dark 1	Crawford	Matagorda	Taffy	30.00%	22.50%	To Be Drilled	Firm	Complete
Shadyside	Houston Energy	St Mary	Garden City	13.50%	9.52%	To Be Drilled	LOI	Complete
West Wharton	CICO	Wharton	Wharton	9.38%	6.99%	To Be Drilled	LOI	Complete
West 1 or Another 1	Crawford	Lavaca	Supple Jack Creek	20.00%	14.71%	To Be Drilled	Firm	Complete
Panning 1-1	Murfin	Barton	Katy	3.25%	2.64%	To Be Drilled	Firm	Complete
Cow Trap	Endeavor	Brazoria	Brazoria	7.50%	5.25%	To Be Drilled	LOI	Complete
Cason 1	ADC	Nacogdoches	Fern Lake	?	?	Uncertain	Verbal	75% Placed
El Grande	Century	Beauregard	Beauregard	?	?	Uncertain	Verbal	Yet to Begin


2006
2007
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec
Index Fiscal Year Ending 31 March 2007

Colour	Legend
Green	Drilled
Red	Completed
Orange	Drilling
Light blue	Drilled and Non-Commercial or Dry Hole
Yellow	To Be Drilled
Pink	Uncertainty exists

Source: Index Oil and Gas, Inc.

Index's development strategy for its Gulf Coast operations, echoing methods that contributed to the Company's successful entry into Kansas, emphasizes co-participant arrangements, similar to the collaboration with Murfin. Index has several Gulf Coast partners, including ADC (Advanced Drilling Concepts) Petroleum, L.P. (ADC), Crawford Operating Company (Crawford), and Mueller Energy (Mueller). These partners have been collectively responsible for the bulk of the Company's present project commitments in the Gulf Coast in 2005 and 2006. (Operating responsibility has been transferred to third parties in the case of some projects.) In 2007, the Company has opened up additional co-participant arrangements with several new entities.

Index entered into a two-phase agreement with ADC whereby Index has the option to take working interest in all prospects at up to 18% in phase 1 and 12.5% in phase 2. Index has obtained access to interpretations based on reprocessed and interpreted 3-D seismic data encompassing 226 square miles throughout the Gulf Coast region (Texas, Louisiana, and Mississippi). Through its contractual arrangements, Index may participate at an 18% working interest in prospects to be developed from the seismic data sets.

Louisiana, Calcasieu Parish, Walker 1 Well. Index's first producing property outside of Kansas was its Walker No. 1 well, located on a 372-acre gross leasehold (34 net acres) in Calcasieu Parish, Louisiana. Walker 1, in which Index has a 12.5% working interest (9.25% net revenue interest), was drilled late in 2005 and had initial gross production of 200 barrels of oil per day. Associated initial gross gas production was 175 thousand cubic feet per day. The well commenced production flowing to sales August 18, 2006, and as of December 31, 2006, cumulative production, net to Index, was 2,466 barrels of oil equivalent, representing a rate of approximately 18 equivalent barrels per day (195 equivalent barrels per day, gross). For purposes of comparison, on a net revenue interest basis, the aggregate daily production rate for all Kansas wells during the most recent month (December 2006) was 8.1 barrels per day (135 barrels per day, gross). Walker, a single well, represents more production than the aggregate of the Company's 22 producing Kansas wells. In this way, the Company's drilling success in Calcasieu Parish fulfills the corporate strategy of moving from low-risk, low-yield Kansas projects to larger potential on the Gulf Coast. In its annual report for the fiscal year ended March 31, 2006, Index reported proved reserves related to Walker 1 of 12,000 barrels of oil equivalent, based on an assessment by an independent petroleum engineering firm.

Figure 6. Louisiana, Showing Calcasieu Parish


- CALCASIEU
Cad do
Bos sier
Web ster
Clai borne
Union
More house
West Carroll
East Carroll
Lin coln
Oua chita
Rich land
Madi son
Bienville
Jack son
De Soto
Red River
Cald well
Frank lin
Tensas
Winn
Natchi toches
Sabine
La Salle
Cata houla
Concordia
Grant
West Baton Rouge
West Feliciana
Vernon
Rapides
Avoy elles
Wash ington
St. Hele na
Tangi pahoa
Beau regard
Allen
Evan geline
St. Landry
Pointe Coupee
East Baton Rouge
Living ston
St. Tammany
St. John the Baptist
Calcasieu
Jeffer son Davis
Acadia
La fayette
St. Martin
Iber ville
Ascen sion
St. Bernard
Cameron
Vermilion
Iberia
Assum tion
St. Mary
La fourche
Plaque mines
Terrebonne
St. James
Orleans
Jefferson
St. Charles
11-4-06

Source: Texas A&M Univ.

Figure 7. Texas Projects (Current and Prospective)


ADC Phase 2 Seismic
Troupe West
Smith County
Cason 1
Nacogdoches
County
Vieman 1
Brazoria County
Taffy Program
Matagorda County
New Taiton Program (Ilse 1)
Wharton County
Supple Jack Creek Prospect
(West 1)
Lavaca County
ADC Phase 1 Seismic
Black Lake
Webb County

Source: Index Oil and Gas, Inc.

Texas, Brazoria County, Vieman 1 Well. Vieman No. 1 is a low-risk production well that targets attic gas (a gas-bearing formation trapped in a geologic structure). This prospect, on a 320-acre lease near Manor Lake in South Texas, is based on 3-D seismic data. In early 2007, the well was tested successfully at a measured depth of approximately 11,300 feet, flowing approximately 3.0 MMcfe per day and has been tied-in to the local pipeline system. Index has a 19.5% working interest in this well, and the size of the project, coupled with the Company's substantial net interest, reflects the ramped-up potential of Index's Texas programs.

Texas, Matagorda County, Taffy Program. Index participated in three wells of a four-prospect program offered by Crawford targeting relatively shallow Miocene gas reservoirs (4,500 – 6,500 ft). Crawford has an agreement with Gulf Gas Gathering Company to evacuate any gas from the Taffy wells. Hawkins 1 was drilled on a 370-acre leasehold late in 2006 based on reprocessed 3-D seismic data. Index has taken a 12.5% working interest. Drilling began in December 2006, contacting a Miocene sandstone reservoir at approximately 5,000 feet, and was pronounced commercial in January 2007. Gas flow has been measured at approximately 1.0 MMcf, and production into the local gathering grid is expected to begin in the second quarter of calendar 2007. The other two wells, Ruse 1 and Dark 1, were drilled but plugged and abandoned as dry holes.

Texas, Wharton County, Ilse 1 (New Taiton Project). In September 2006, the Company announced that it had signed an agreement with Mueller to participate at an 8% working interest after payout (6% net revenue interest) in the New Taiton natural gas exploration project, a 1,208-acre gross leasehold located in Wharton County in South Texas. The first well, Ilse No. 1, will target stacked Wilcox sands; nearby gas fields have cumulative production in the 30 Bcf range from the same reservoirs. There are at least three wells planned for the project in a success case, based on the commerciality of the initial well. Drilling of Ilse 1 began in December 2006 and continues as of the date of this report, targeting Middle Wilcox sands at approximately 17,000 feet. This project is also in keeping with the Company's strategy to participate in prospects with larger potential.

Texas, Lavaca County, Supple Jack Creek Prospect. West No. 1 is a higher-risk prospect that will test the Edwards Limestone at a shelf-edge setting. The prospect, on approximately 200 acres (gross), has upside potential and, if successful, could require multiple follow-on wells to contact all of the estimated recoverable resources. The initial well is fully subscribed and Index has committed to a 20% working interest (14.7% net revenue interest). A July or August (2007) spud date is anticipated, with Broad Oak Energy as operator. The drill site is in close proximity to recent discoveries by Pioneer Natural Resources (NYSE: PXD–$38.12). The Word field, near this project, has produced over 400 BCF to date. This project is another example of the Company strategy to participate in larger-potential opportunities.

Texas, Nacogdoches County, Cason 1 Prospect. The Cason No. 1 exploration well, with ADC a lead participant, will test the Travis Peak Sandstone at a depth of approximately 11,500 feet in Nacogdoches County, East Texas. (Figure 13, page 17, [Query: Is there a fig. 13?] shows a Travis Peak structure map, dipping to the southwest.) Total leasehold interests associated with the prospect amount to 467 acres. Index has agreed subject to contract to an 18% working interest after payout (14.4% net revenue interest).

Operational Summary

Index's risk-managed approach has enabled the Company to achieve a drilling success rate of over 80% to date, and we believe that management has demonstrated a capacity for strict control of capital spending. During its 2007 fiscal year, the Company's proved reserves expanded substantially. Dutton Associates estimates in a most-likely case scenario indicate March 31, 2007 reserves approaching 200,000 BOE.

Having participated in its Kansas programs since 2003, Index can lay claim to a drilling track record that, although modest in terms of capital expenditures, represents a successful execution of an exploration and development program, making the most of the Company's acreage position. We interpret this as a positive indication of management's ability to execute its present, substantially larger Gulf Coast program and future, still larger programs that are in the early investigative stages.

Subsequent Events

Index recently announced several new projects in Louisiana and South Texas. In St. Mary Parish, Louisiana, the Company has signed a letter of intent with regard to the proposed Shadyside prospect, targeting multiple Miocene gas reservoirs at 16,500 feet that have been successfully commercialized in nearby Gulf Coast fields. Drilling is scheduled to begin during the first half of 2007. In Goliad and Victoria Counties, Texas, the Company has committed to two prospects, Habanero (Goliad County) and Serrano (Victoria County), both targeting Frio/Vicksburg zones at approximately 4,000 feet. The new projects are complementary in terms of risk, Shadyside (Index 13.5% working interest after payout) being perhaps the Company's largest potential pay to date and also involving deeper drilling, and Habanero-Serrano (37.5% working interest) being of a substantially lower dry-hole risk at a relatively shallow depth. As of March 23, 2007, Friedrich Gas Unit 1 (testing the Serrano prospect) had reached target depth and two potential gas pay zones were logged consisting of around 14 feet and up to 19 feet in the Frio and Vicksburg intervals now scheduled for flow testing. Schroeder Gas Unit 1 (testing the Habanero prospect) spudded on March 22, 2007.

Industry Outlook

Despite recent inventory run-ups, we believe that crude oil and natural gas markets will remain generally tight over the course of the next two years, with domestic and global supplies lagging slightly behind demand. Recent historic-high crude oil prices, although in part stemming from political pressures, are also the result of fundamental supply-and-demand conditions. Burgeoning oil and coal consumption, especially in China and India, may have slowed its rate of expansion in recent months, but shows no sign of leveling off. The spurt of consumption growth has shown signs of running up against OPEC's short-term production capacity ceiling.

Despite some reduction in demand from industrialized countries during 2006 (primarily weather-related) we expect crude-oil markets to remain firm over the next 12 months, and we would not be surprised by occasional upward price spikes in reaction to the ongoing potential for a disruption of supply stemming from any one of a number of causes (such as labor disputes, political unrest/terrorism and weather events). Our outlook globally is for energy markets, after some pause in 2006 and 2007, to resume their strength, with firm and possibly increasing prices and decided increases in drilling and other forms of energy investment.

Looking at the futures markets as an indicator (Figures 8 and 9), the story at the end of 2006 was one of price moderation off of earlier historic peak levels. Natural gas forward prices (right-hand graph) have moderated substantially, though they are still high compared to the 1990s (and still very low compared to oil price on a Btu-equivalent basis).

Figure 8. Crude Oil and Natural Gas Pricing on Futures Markets, Spot (Left) and Forward (Right)


Front-Month Crude Oil and Natural Gas Futures Contracts in 2005 and YTD 2006
Natural Gas
Crude Oil
Henry Hub gas contract price ($/Mcf)
WTI oil contract price ($/Bbl)
$16
$15
$14
$13
$12
$11
$10
$9
$8
$7
$6
$5
$4
$90
$85
$80
$75
$70
$65
$60
$55
$50
$45
$40
$35
1/3
3/2
4/28
6/24
8/22
10/18
12/15
2/14
4/12
6/8
8/4
10/2
11/28
Source: Bloomberg, Reuters
24-Month Crude Oil and Natural Gas Futures Strips in 2005 and YTD 2006
Natural Gas
Crude Oil
Henry Hub gas contract price ($/Mcf)
WTI oil contract price ($/Bbl)
$16
$15
$14
$13
$12
$11
$10
$9
$8
$7
$6
$5
$90
$85
$80
$75
$70
$65
$60
$55
$50
$45
$40
$35
1/3
3/2
4/28
6/24
8/22
10/18
12/15
2/14
4/12
6/9
8/7
10/3
11/29
Source: Bloomberg

Figure 9. Natural Gas and Crude Oil Spot Market Price Update


NYMEX Natural Gas Futures Near-Month Contract Settlement Price, West Texas Intermediate Crude Oil Spot Price, and Henry Hub Natural Gas Spot Price
Dollars per Million Btu
$14
$12
$10
$8
$6
$4
$2
$0
NYMEX Natural Gas Settlement Price
WTI Spot Price
Henry Hub Spot Price
Nymex Closing Dates
12/27/06
1/29/07
2/26/07
3/28/07
11/29/06
12/6/06
12/13/06
12/20/06
12/27/06
1/3/07
1/10/07
1/17/07
1/24/07
1/31/07
2/7/07
2/14/07
2/21/07
2/28/07
3/7/07
3/14/07
3/21/07
3/28/07
Note: The West Texas Intermediate (WTI) crude oil price, in dollars per barrel, is converted to $/MMBtu using a conversion factor of 5.80 MMBtu per barrel. The dates marked by vertical lines are the NYMEX near-month contract settlement dates.
Source: Natural gas prices, NGI's Daily Gas Price Index (http://intelligencepress.com); WTI price, Reuters News Service (http://www.reuters.com).

Source: U.S. Energy Information Agency and (for natural gas) *NGI's Daily Gas Price Index* (http://Intelligencepress.com); (for crude oil) Reuters News Service (http://www.reuters.com).

North American natural gas markets have been in a secular tightening cycle influenced, over the medium-term, by a scarcity of new supplies. Over the long-term (2010 – 2015), the importation of liquefied natural gas (LNG) could reach a magnitude large enough to offset a modest but growing portion of the domestic supply shortfall. That should begin to put some downward pressure on natural gas prices, but it is more than three years in the future.

In the medium term, we see an endemic U.S. natural-gas supply shortfall, one that the nation cannot hope to offset by piping new supplies down from Canada (averaging 15% of U.S. supply in recent years), where forecasts call for decreasing export volumes.

U.S. natural gas production, decreasing since 2003, rallied in 2006, turning in a 2% increase on the basis of new production from land plays such as the Texas Barnett Shale. Also, the industry has put approximately 600 more drilling rigs into service in the last three years, bringing the U.S. natural gas rig count to 1,472 as of March 30, 2007.

While this is a welcome development, we feel that it is outweighed by recent trends affecting national energy policy, in which doubt has been cast on the ability of utilities and other electric power generators to continue meeting demand with new coal-fired capacity. In particular, the recent Supreme Court decision against the EPA, implying the potential regulation of carbon emissions, coupled with the recently announced acquisition of Texas Utilities (NYSE: TXU) by a privately-led group that, in turn, agreed with a coalition of environmental groups to abandon TXU's plans for several new

coal-fired plants, is a strong indicator that relying on coal for electricity needs is now, in light of news about global warming, going to be much more difficult.

For natural gas producers, this implies new demand from the electric generating industry, which may soon be relying on gas for a larger share of its capacity base. Although there is also news from weather forecasting specialists of a 2007 hurricane season that will be much more active than average, it is not necessary to assume the return of major hurricanes to the Gulf of Mexico to conclude that over the next three years the call for additional gas resources will be intense. These considerations underlie our bullish outlook on natural gas.

Management

The Index management team has several executives with successful oil and gas industry experience spanning the last three decades. We believe that the presence of these executives will be an important factor in the Company's success in balancing the complex risks that play a role in many of the Company's existing and proposed projects, as well as sourcing partnerships and financial backing.

Daniel Murphy, Chairman

Mr. Murphy has been the Chairman of the Company since January 20, 2006. From October 1996 to July 2004, Mr. Murphy was employed at Intrepid Energy (North Sea) Ltd. as Engineering and Production Director. Prior thereto, from January 1994 to October 1996, Mr. Murphy was employed at C.C. Management Associates as the Managing Director. From December 1996 to present date, Mr. Murphy has continuously been a Non-Executive Director of Aker Kvaerner Offshore Partners Limited, a United Kingdom registered company.

Lyndon West, Chief Executive Officer

Mr. West, who founded Index Ltd. (predecessor of Index Oil and Gas, Inc.) in February of 2003, has been the Chief Executive Officer of the Company since January 20, 2006. From October 1998 to December 2003, Mr. West was employed at IHS Energy as New Venture Services Practice Director, and prior thereto as a CEO of IHS Energy's International Division. In this position, he was responsible for the development of business relations worldwide. Prior thereto, from June 1987 to October 1998, Mr. West was employed at IEDS Limited, a company which he co-founded, as the Managing Director. In this position, he was responsible for developing business direction and strategy implementation for the company. IEDS Limited was subsequently acquired by IHS Energy in 1998. Mr. West has 25 years of experience in the oil and gas Industry.

John G. Williams, Executive Vice President, Exploration & Production (Member, Board of Directors)

From May 2006 to July 2006, Mr. Williams served as a consultant to the Company, providing exploration, reserve, and production advice. From April 2003 to May 2006, Mr. Williams served as the manager of Exploration Geoscience at ConocoPhillips. His responsibilities included managing the global exploration portfolio and budget, and developing exploration strategy and goals with the Exploration Leadership Team. From July 2002 to April 2003, Mr. Williams served as Global Chief Geophysicist at ConocoPhillips. His main duties were to implement best practices developed by the ConocoPhillips Exploration Integration Team and to participate on ConocoPhillips' 12-person Exploration Leadership Team. From February 2002 to July 2002, he was a member of a six-person Exploration Integration Team, establishing high technical standards for reservoir characterization and exploration. From September 2001 to July 2002, Mr. Williams served as general Manager of Conoco (UK) Ltd. and as a member of a seven-person Exploration Leadership Team that managed the global exploration portfolio and budget.

Andrew Boetius, Chief Financial Officer and Director

Mr. Boetius, a UK Chartered Management Accountant, has been the Chief Financial Officer and a Director of the Company since January 20, 2006. From September 1988 to March 2002, Mr. Boetius was employed at Amerada Hess Limited (Amerada), a UK subsidiary of Amerada Hess Corporation. Mr. Boetius has held a number of roles during his

career with Amerada Hess Corporation, both in its upstream and downstream businesses. In addition, from February 1999 to June 2002, he was the Finance Director for Amerada's UK Energy Marketing and Trading business. Mr. Boetius was a part of the management team that divested this business to the TXU Group in March 2002. He remained in his role after the divesture to TXU Group through June 2002. Subsequently, Mr. Boetius performed an interim management role for a UK business in the Fortum Group. Mr. Boetius joined Index Ltd. as a Director on its inception in February 2003. Prior to 1988, Mr. Boetius worked for the UK divisions of GEC Group.

David Jenkins, Director

Mr. Jenkins has been a Director of the Company since January 20, 2006. From December 2002 to July 2005, Mr. Jenkins was the President of Exploration Performance LLC (Exploration Performance), a Houston consulting company offering integrated global exploration processes. Exploration Performance's clients included Marathon Oil Company, Norsk Hydro, Robertson Research International, CNODC, IHS Energy, and Fairfield Geophysical. During the same period, he also acted as the Technical Director of Index Ltd. Prior to December 2002, he was employed at ConocoPhillips for 28 years in a number of senior management positions. Mr. Jenkins was instrumental in developing the integrated exploration processes that resulted in Conoco becoming an industry leader in terms of commercial success rate and the number of significant oil field discoveries. In addition, Mr. Jenkins was responsible for the analysis that led to major discoveries in the Gulf of Paria and in the CUU Long basins in Vietnam. Mr. Jenkins has 31 years of experience in global hydrocarbon exploration.

Michael Scrutton, Director

Dr. Scrutton has been a Director of the Company since January 20, 2006. From 1969 to the end of 2002, Dr. Scrutton was employed by the Robertson Research Group (Robertson), a leading British consulting company involved in the upstream oil and gas business. During his tenure with Robertson, he became a director of the Robertson Research Holdings Ltd. and several of its subsidiary companies. In his employment with Robertson, he fulfilled a variety of technical, management, planning, and business development roles. From 1970 to 1986 he worked from Robertson's offices in Singapore, Indonesia, and the United States of America, returning to the head office in North Wales in 1986. Dr. Scrutton is a geologist by training and during his 33 years of involvement in the upstream petroleum business, has gained experience in most of the world's oil and gas provinces.

Risks

Index is exposed to most of the same operational risks as its fellow independent companies in the oil and gas sector. Except as detailed below, exploration risk is low relative to peer companies, owing to the Company's focus on infill drilling in established fields. The Company is also exposed to certain types of financial risk. From a financial standpoint, the Company has little or no performance history.

- **Start-up risk.** The Company has no financial history and has to date generated only modest operating revenues.
- **Small capitalization.** Index's status among the smallest of the small-cap oil and gas companies makes continuity of the business a key element in any consideration of risks of investing in the Company.
- **Commodity price volatility.** As is the case with all E&P companies, the Company's results are vulnerable to historically volatile prices in worldwide energy markets.
- **Capital availability.** The Company's future success is dependent on its ability to raise sufficient capital to exploit drilling opportunities.
- **Oil and gas technical risk.** Estimates of economically producible oil and gas reserves are inherently uncertain and could prove to be far less than amounts discussed in this report.

- **Service and equipment cost escalation.** Drilling costs have increased substantially faster than the general inflation rate during the last three years; continued increases may be expected and if greater than anticipated could have an adverse impact on payback periods and other measures of economic return.
- **Force majeure.** Operating hazards, including natural disasters, can have a severe impact on oil and gas assets, which are fully exposed to natural forces.

Financial Analysis

Our estimates indicate that the Company should turn cash-flow positive late during the next fiscal year (ending March 31, 2008). Over the long term, discretionary cash flow should show substantial growth, assuming that management continues its record of lining up successful drilling prospects. Our projections do not assume drilling programs over and above the ones already committed to by the Company, nor do our estimates deviate appreciably from the risked estimates developed by management. The expected improvement in performance is primarily attributable to tight control of costs and management's demonstrated ability to grow the Company yet keep manpower needs to a minimum (primarily by remaining a non-operating participant in all key drilling programs).

Crude Oil and Natural Gas Pricing. Our crude oil price projection is conservative, trending downward from current levels to a long-term assumption of $50 per barrel. Similarly, our natural gas pricing forecast is a conservative approach in which prices decline from current levels to a $5.50 per Mcf long-term assumption (with producer realizations reflecting an additional $0.50 netback).

Discretionary Cash Flow and Trend. Index has been generating oil and gas revenues since 2004, and during the current fiscal year has succeeded in narrowing its cash outflows through a combination of bringing new production online and tight expense control. Our forecast calls for the next fiscal year (ending March 31, 2008) to be the first in which the Company generates positive (discretionary) cash flow; in fiscal 2008, we expect discretionary cash flow approaching $2.0 million. This is based on risk-adjusted drilling results from the Company's present drilling commitments. The new commitments in the Gulf Coast are substantially larger and more productive than Index's producing properties in Kansas, helping to leverage administrative costs.

In our 2009 estimate, discretionary cash flow levels off, and in our 2010 estimate cash flow falls off steeply. This is a limitation of our forecasting, and it does not reflect our expectations for the Company. We have modeled only the Company's present drilling commitments (and present administrative costs with a modest escalator). Hence our forecast shows only the associated cash flow from the presently committed wells. This is a conservative approach and avoids introducing hypothetical future drilling programs, thereby minimizing forecast uncertainties. The price of this approach is that inevitably, declining production rates from the wells completed in the Company's present drilling commitments result in an apparent cash flow decline. In fact, we expect continued growth from Index. This is based on the Company's track record and the capabilities of its management team. Management, merely by equaling its present drilling program in each future year, would succeed in changing the pattern of cash flow to one of steady growth. Furthermore, each year of demonstrated success for Index Oil and Gas can be expected to attract capital to the Company in increasing magnitude, resulting in ever larger drilling programs and corresponding acceleration of cash flow growth. Finally, we note that the Company, in its more recent projects, has been taking a larger working interest—its interests in the Gulf Coast are substantially larger than in Kansas, and more recent Gulf Coast commitments generally have been made at larger working interest than earlier commitments.

Table 7. Summary Cash Flow Forecast
(U.S. dollars in thousands, except per-share amounts)

	2005A	2006A	Q1(A)	Q2(A)	Q3(A)	Q4(E)	2007E	2008E	2009E	2010E
EBITDA	(378)	(1,607)	(341)	(572)	(496)	(450)	(1,859)	1,243	1,360	323
Discretionary cash flow	(384)	(519)	(128)	(325)	(153)	(178)	(783)	1,931	2,048	1,011
Cash flow per share	(0.03)	(0.02)	(0.00)	(0.01)	(0.00)	(0.00)	(0.01)	0.03	0.03	0.02
Cash flow per Mcfe	(30.90)	(25.30)	(18.93)	(33.65)	(10.60)	(8.01)	(14.78)	2.54	1.99	1.15
Capital expenditures	66	649	170	996	1,492	1,500	4,158	8,000	5,000	5,000

Source: Company filings (historical information) and Dutton Associates estimates (forward-looking information).

Capital Plans and Financial Requirements. Management estimates capital expenditures related to its present commitments for drilling through the end of the current fiscal year at $4.2 million, an amount that was successfully funded by the Company in financings carried out in 2006 (raising $11.0 million, gross before costs and providing for anticipated financing needs through late in calendar year 2007). Historical capital spending for Index has been modest, starting with $375,000 during the Company's fiscal year ended March 31, 2004 (the only property acquisitions for the three fiscal years through March 31, 2006) and continuing with increasing expenditures for exploration and development aggregating $770,000, for total historical capital expenditures of approximately $1,145,000 (partially expensed).

Table 8. Capitalized Costs

	March 31		
	2006	2005	2004
Capitalized costs:			
Evaluated properties	722,056	334,080	148,691
Unevaluated properties	356,729	76,529	189,777
	1,078,785	410,609	338,468
Less accumulated depreciation and depletion	127,586	62,275	26,121
	951,199	348,334	312,347

Source: Index Oil and Gas, Inc.

Valuation

We value Index shares using two methods: net asset value (NAV) and discounted cash flow (DCF). From the former, we derive a present value of $8 – 15 million (using a range of in-ground pricing multiples for oil and gas reserves) and from the latter, $12 million (at a 10% discount rate), or $0.12 – $0.23 per share. Although this price range is far below recent trading levels for the shares ($1.20 – $1.70) we note again that these values reflect only the Company's present drilling commitments. No future drilling programs have been included, yet Index Oil and Gas shares have clearly been trading on the basis that management has only begun to demonstrate its potential for growing the Company and that future drilling will yield far larger asset values. For this reason, in setting a 12-month price target for Index, we have additionally given consideration to the Company's track record since its 2003 inception and to the capabilities of the very highly qualified management team. As a hypothetical scenario, the stock's intrinsic value would be multiplied were Index to take a larger position (larger working interest) in each of its existing properties and proposed drilling programs, and the Company certainly has the wherewithal to raise the necessary capital for such an expansion. (We estimate a $50 – $90 million NAV associated with the present program on a gross basis.) Also, as mentioned in our financial analysis, replicating the present drilling program in each future year would put the Company on a steady upward trend of reserves and cash flow, leading to higher NAV and DCF valuations, and the growth rate would accelerate as more capital was attracted to the Company. We have therefore set a target price slightly above the historical range at $1.80 per share, and we place a Speculative Buy rating on the stock. (Please see the "Risks" section above for important additional information about our estimates.)

Table 9. Valuation Estimates
(U.S. dollars in millions, except per-share amounts)

Reserve additions	**(Current estimate)**	**5.1 Bcf**					
Price multiples	**($ per Mcfe)**	**$ 1.50**	**$ 1.75**	**$ 2.00**	**$ 2.25**	**$ 2.50**	**$ 3.00**
Asset value	($ millions)	8	9	10	11	13	15
Estimated (cumulative) debt financing		0	0	0	0	0	0
Future NAV	($ millions)	8	9	10	11	13	15
Price ($ / share)		**$ 0.12**	**$ 0.14**	**$ 0.16**	**$ 0.17**	**$ 0.19**	**$ 0.23**
Memo item:							
Present value of discretionary cash flow at 10% discount rate ($ millions)							**$ 11.8**
20-Year discounted cash-flow per share (10% discount rate)							**$ 0.18**

Source: Dutton Associates estimates.

Conclusion

Index Oil and Gas is a development-stage oil and gas E&P company, with a very highly qualified management team and board of directors that have already compiled a successful track record and begun to leverage the Company's positive initial results into larger stakes in higher-potential projects. The Company should turn cash-flow positive during its next fiscal year (ending March 31, 2008), and we expect an acceleration of growth over the long term from the exploitation of a growing inventory of prospects in the U.S. Gulf Coast. Our net asset value and discounted cash-flow valuation analysis, supplemented by our judgment and expectation that management will continue to migrate the Company into higher-investment, higher-potential properties, points toward a value of $1.80 per common share, which we have chosen as our 12-month price target. We rate Index shares a **Speculative Buy**.

Table 10. Earnings and Cash Flow Model
(dollars in thousands, except per-share amounts)

FISCAL YEARS ENDING MARCH 31		2005A	2006A	Q1(A)	Q2(A)	Q3(A)	Q4(E)	2007E	2008E	2009E	2010E
PROVED RESERVES (net)											
Natural gas	(MMcf)	0	135					967	3,441	3,924	3,081
Crude oil / condensates	(MBO)	21	37					32	25	19	13
Total	**(MMcfe)**	**124**	**357**					**1,157**	**3,594**	**4,038**	**3,159**
PRODUCTION (net)											
Natural gas	(MMcf)	0	0	0	1	1	7	9	716	992	843
Crude oil / condensates	(MBO)	2	3	1	2	2	2	7	7	7	6
Total	**(MMcfe)**	**12**	**21**	**7**	**10**	**14**	**22**	**53**	**760**	**1,031**	**879**
PRICE REALIZATIONS											
Natural gas	($/Mcfe)				4.86	6.57	7.00	6.14	6.50	5.50	5.00
Crude oil	($/Bbl)	42.60	55.88	62.74	66.49	56.48	58.00	60.93	55.00	50.00	50.00
INCOME STATEMENT ($000 except EPS)											
Natural gas revenues		0	0	0	3	9	51	63	4,656	5,455	4,215
Crude oil / condensate revenues		88	191	70	100	123	143	437	399	327	296
Total oil and gas revenues		88	191	70	103	132	195	501	5,055	5,782	4,511
Other operating revenues		0	0	0	0	0	0	0	0	0	0
Total revenues		88	191	70	103	132	195	501	5,055	5,782	4,511
Operating expenses											
Production, processing, transportation		24	42	24	23	43	44	135	1,520	2,062	1,757
DD&A		38	72	22	31	61	78	192	2,279	2,835	2,196
G&A		443	1,746	388	652	585	600	2,225	2,292	2,361	2,431
Other operating expenses		0	10	0	0	0	0	0	0	0	0
Total operating expenses		505	1,870	433	707	689	722	2,551	6,091	7,258	6,385
Operating income		(416)	(1,679)	(363)	(603)	(557)	(527)	(2,051)	(1,036)	(1,476)	(1,874)
Less: net interest expense		(1)	(31)	(44)	(62)	(135)	(100)	(341)	0	0	0
Less: other expense / (income)		7	43	0	0	0	0	0	0	0	0
Pretax income		(422)	(1,691)	(319)	(541)	(422)	(427)	(1,710)	(1,036)	(1,476)	(1,874)
Less: income tax expense		0	0	0	0	0	0	0	0	0	0
Net income		(422)	(1,691)	(319)	(541)	(422)	(427)	(1,710)	(1,036)	(1,476)	(1,874)
Less: non-recurring Items		0	0	0	(200)	0	0	(200)	0	0	0
Adjusted net income		(422)	(1,691)	(319)	(341)	(422)	(427)	(1,510)	(1,036)	(1,476)	(1,874)
EPS		**(0.04)**	**(0.08)**	(0.01)	(0.01)	(0.01)	(0.01)	**(0.02)**	**(0.02)**	**(0.02)**	**(0.03)**
CASH FLOW STATISTICS ($000)											
EBITDA		(378)	(1,607)	(341)	(572)	(496)	(450)	(1,859)	1,243	1,360	323
Discretionary cash flow		(384)	(519)	(128)	(325)	(153)	(178)	(783)	1,931	2,048	1,011
Capital expenditures		66	649	170	996	1,492	1,500	4,158	8,000	5,000	5,000
Cash flow per share		**(0.03)**	**(0.02)**	(0.00)	(0.01)	(0.00)	(0.00)	**(0.01)**	**0.03**	**0.03**	**0.02**
Cash flow per Mcfe		**(30.90)**	**(25.30)**	(18.93)	(33.65)	(10.60)	(8.01)	**(14.78)**	**2.54**	**1.99**	**1.15**

Source: Company filings (for historical information) and Dutton Associates estimates (for future projections)

Table 11. Balance Sheets
(U.S. dollars)

	12/31/2006	3/31/2006	3/31/2005
ASSETS			
Current assets:			
Cash	12,180,690	5,536,006	8,673
Trade receivables, net of allowance for doubtful accts ($0)	57,970		
Prepaid costs and other receivables	108,650		
Other current assets	-	27,355	50,170
Total current assets	12,347,310	5,563,361	58,843
Oil and gas properties, full cost, net of accumulated depletion	3,506,284	951,199	348,334
Property and equipment, net of accumulated depreciation	6,651	1,727	8,385
TOTAL ASSETS	15,860,245	6,516,287	415,562
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities:			
Accounts payable and accrued expenses	873,914	555,452	229,219
Other current liabilities		49,576	94,603
Total current liabilities	873,914	605,028	323,822
Asset retirement obligation	41,552	25,300	16,500
Total Liabilities	915,466	630,328	340,322
Stockholders' equity:			
Common stock, $0.001 par value; 500 million shares authorized, 65,509,943 and 54,544,345 shares issued and outstanding at December 31, 2006 and March 31, 2006, respectively	65,510	54,544	12,304
Additional paid-in capital	18,719,538	8,387,306	944,140
Accumulated deficit	(3,858,155)	(2,575,581)	(884,775)
Other comprehensive income	17,886	19,690	3,571
Total stockholders' equity	14,944,779	5,885,959	75,240
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	15,860,245	6,516,287	415,562

Source: Index Oil and Gas, Inc.

Table 12. Statements of Losses
(U.S. dollars)

	For the three months ended		For the nine months ended	
	12/31/06	12/31/05	12/31/06	12/31/05
Operating revenues:				
Oil and gas sales	131,976	49,238	305,787	146,089
Other income	0	0	0	0
	131,976	49,238	305,787	146,089
Operating expenses:				
Production and lease operating expenses	43,082	12,088	90,321	29,459
Depreciation, depletion and amortization	61,256	16,990	114,027	56,844
Selling, general and administrative	585,077	99,743	1,625,040	303,412
Other expenses				
Total operating expenses	689,415	128,821	1,829,388	389,715
Income (loss) from operations	(557,439)	(79,583)	(1,523,601)	(243,626)
Other income (expense)				
Debt issue costs				(43,234)
Interest income (expense)	135,194	(889)	241,027	2,114
Total other income (expense)	135,194	(889)	241,027	(41,120)
Net loss	(422,245)	(80,472)	(1,282,574)	(284,746)
Basic and diluted net loss per common share	(0.01)	(0.00)	(0.02)	(0.02)
Weighted average common shares outstanding:	65,383,822	19,751,078	65,383,822	19,751,078

Source: Index Oil and Gas, Inc.

Table 13. Statement of Cash Flows
(U.S. dollars)

	For nine months ended	
	12/31/2006	12/31/2005
Net loss	(1,282,574)	(284,746)
Adjustments to reconcile net loss to		
cash used in operating activities:		
Share based compensation	563,048	0
Depreciation and amortization	114,027	56,844
Other adjustments	0	43,234
Non-cash interest expense	0	1,476
Changes in:		
Receivables and other assets	(138,532)	(35,011)
Accounts payable and accrued liabilities	311,187	(138,503)
NET CASH USED IN OPERATING ACTIVITIES	(432,844)	(356,706)
CASH FLOWS FROM INVESTING ACTIVITIES		
Property acquisition costs	(2,657,784)	(334,562)
NET CASH FLOWS USED IN INVESTING ACTIVITIES	(2,657,784)	(334,562)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from convertible note payable		676,664
Proceeds from bank term debt		51,374
Proceeds from issue of common stock	10,965,598	
Proceeds from issue of shares		523,651
Proceeds from issue of warrants		8,377
Repayment of bank term debt	(51,797)	
Payment for share issuance costs	(1,185,449)	(23,219)
Payment of debt issuance costs		(43,234)
NET CASH PROVIDED BY FINANCING ACTIVITIES	9,728,352	1,193,614
EFFECT OF EXCHANGE RATE CHANGES	6,961	(26,130)
NET CHANGE IN CASH	6,644,685	476,216
Cash balance, beginning of period	5,536,005	8,673
Cash balance, end of period	12,180,690	484,889
SUPPLEMENTAL DISCLOSURES:		
Cash paid (received) for interest	(241,027)	(2,114)
Cash paid for income taxes	0	0

Source: Index Oil and Gas, Inc.

Table 14. Glossary and Key to Abbreviations

3-D seismic	Three-dimensional seismic: computer-aided interpretation of digitized frequency data obtained from seismic shoots.
8/8	Eight-eighths interest (i.e., a 100% interest)
AMI	Area of mutual interest, referring to leasehold interests.
API	American Petroleum Institute
APO	After payout
Bbl	Barrel of crude oil and condensate. Contains 42 U.S. gallons.
Bcf	Billion cubic feet
BIAPO	Back-in after payout
BOE	Barrel of oil equivalent (One barrel equals 6,000 standard cubic feet -- 6 Mcf -- of natural gas.)
BOPD	Barrels of oil per day
Btu	British thermal unit
Completion	The installation of permanent production equipment in order to begin delivery of crude oil/natural gas.
Downstream	Refining, transportation and retailing operations of vertically-integrated energy companies.
E&P	Exploration and production
EBITDA	Earnings before interest, taxes, depreciation and amortization.
EOR	Enhanced oil recovery
EUR	Estimated ultimate recovery
EV	Enterprise value. The sum of market capitalization plus balance sheet debt, less balance sheet cash.
LOE	Lease operating expense
MBO	Thousand barrels oil
MBOPD	Thousand barrels oil per day
Mcf	Thousand cubic feet natural gas
Mcfd	Thousand cubic feet per day
Mcfe	Thousand cubic feet equivalent (One Mcf equals one-sixth of a barrel.)
Mcfed	Thousand cubic feet equivalent per day
Midstream	Primarily, the pipeline segment of the energy industry. Also includes processing of natural gas liquids.
MMBO	Million barrels oil
MMBtu	Million British thermal units
MMcf	Million cubic feet natural gas
MMcfd	Million cubic feet per day
Mmcfe	Million cubic feet equivalent
Mmcfed	Million cubic feet equivalent per day
NRI	1. Net revenue interest (after royalties) 2. Non-recurring items
NYMEX	The New York Mercantile Exchange. Primary trading floor for energy futures.
OPEC	Organization of Petroleum Exporting Countries
ORRI	Overriding royalty interest
Permeability	A rock's ability to transmit fluids, including oil and gas. Permeability is a function of the distribution of pores in the rock.
Porosity	Pore volume (void space) in a rock, able to contain fluids, including oil and natural gas.
PUD	Producing unit (wells)
PV-10	Present value, calculated at a 10% discount rate.
Recompletion	Reentering a well and redoing or repairing the original completion to restore productivity.
Reservoir rock	Rock that collects migrating hydrocarbons trapped beneath an impermeable formation.
Reversionary interest	An oil and gas ownership interest that takes effect upon the satisfaction of a condition or conditions precedent, such as upon a project or well's payout date.
Source rock	Rock that thermogenically (at depths of several thousand feet) or biogenically (by action of microbes) originates hydrocarbons, which may then migrate upward until trapped by an impermeable formation. (See: Reservoir Rock.)
Tcf	Trillion cubic feet natural gas
Upstream	Exploration and production operations of vertically-integrated energy companies.
W.I.	Working interest (ownership interest)
WTI	West Texas Intermediate Light Crude Oil. The worldwide benchmark price.
Workover	The performance of one or more of a variety of remedial operations on a producing well, including plugging back to a shallower completion, pulling and resetting liners, and squeeze cementing.

Source: Dutton Associates (financial terminology), AAPG, Schlumberger, and National Association of Royalty Owners (energy terminology).


Dutton Associates ratings for IXOG (INDEX OIL & GASINC)
Closing Price Apr 05, 2007: 1.43
3.2
2.8
2.4
2
1.6
1.2
0.8
0.4
0
Apr
Jul
Oct
2007
Apr
Legend:
© Investars.com

Dutton Associates Current Ratings Distribution	
Rating	**% Total**
Not rated	2.22
Strong Buy	11.85
Buy	8.89
Strong Speculative Buy	34.07
Speculative Buy	25.93
Neutral	14.81
Avoid	2.22

Analyst: Richard R. Wolfe, CFA
Mr. Wolfe has been an analyst in the energy field since 1986. He was securities analyst covering energy and utilities with Bond Investors Guaranty, Moody's Investor Services, and Zacks Investment Research. His areas of focus have included all energy industry sub-sectors, with focus on independent companies in exploration/production, oilfield services and energy transportation. Recently, his particular focus has included analysis of North American natural gas supply and demand, and he covers independent exploration and production companies in the U.S. and Canada. He received a BA from Michigan State University and holds a MBA, Finance from New York University. Mr. Wolfe was awarded his CFA designation.

Analyst Certification:
I, Richard R. Wolfe, CFA hereby certify that the views expressed in this research report accurately reflect my personal views about the subject securities and issuers. I also certify that no part of my compensation was, is, or will be, directly or indirectly, related to the recommendations or views expressed in this research report.

Index Oil and Gas Inc. 10000 Memorial Drive, Suite 440, Houston, TX 77024, USA.

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